PLAVIX® (clopidogrel) LAUNCHED IN JAPAN

Paris - May 9, 2006 - Sanofi-aventis announced today that PLAVIX® (clopidogrel) has been launched in Japan.

PLAVIX® has been approved in Japan for the reduction of recurrence in patients after ischemic cerebrovascular disorder (excluding cardiogenic cerebro-embolism).

Since September 2005, all commercial rights for PLAVIX® in Japan belong to sanofi-aventis.
Sanofi-aventis and Daiichi Pharmaceuticals Co., Ltd. will collaborate in the areas of manufacturing and co-promotion for PLAVIX® in Japan. The co-promotion will be ensured by more than a thousand medical representatives, focusing mainly on specialists in cerebrovascular disease.

Cerebrovascular disease is one of the 3 major causes of death in Japan1. PLAVIX® is expected to greatly contribute to the treatment of the estimated two million patients who suffer from the disease in Japan.

Clinical trials are also currently being conducted in Japan to extend its use to patients with Acute Coronary Syndrome (ACS).

About Plavix®

Plavix® is an antiplatelet agent which prevents platelets from aggregating and forming clots in the arteries. Worldwide, Plavix® is indicated for the prevention of atherothrombotic events in a broad range of patients including those who have previously suffered a heart attack or a stroke, and those with established peripheral arterial disease.

Plavix® was discovered and developed by sanofi-aventis, and was originally marketed in the United States in 1998, and European countries in 1999. Currently, it is marketed in 85 countries. Plavix® has been used in treatment of over 50 million patients with atherothrombosis, and has been rigorously tested in many clinical trials involving over 100,000 patients.

About sanofi-aventis

Sanofi-aventis is the world’s third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organisation, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2005. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

References

1. The 3 main causes of death in Japan: Cancer (253.9), cardiovascular disease (126.5), cerebro-vascular disease (102.3) . The numbers in the brackets are the mortality rate from a population of 100,000 people. (Reference; Ministry of Welfare and Health, Statistical Study of the Population, 2004)

Investor Relations

Paris : +33 (0)1.53.77.45.45 – New York : +1.212.551.4018

e-mail: IR@sanofi-aventis.com